UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

368537 106
(CUSIP Number)

Michael L. Reger
777 Yamato Road
Suite 300
Boca Raton, Florida 33431
(561) 544-4600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	Page 2 of 5

1)           Names of Reporting Persons

Michael Lloyd Reger

2)           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3)           SEC Use Only

4)           Source of Funds (See Instructions)                                                                                     PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States of America

	Number of	(7)	Sole Voting Power	5,507,803(1)
	Shares Bene-
	ficially	(8)	Shared Voting Power	-0-
	Owned by
	Each Report-	(9)	Sole Dispositive Power	5,507,803 (1)
	ing Person
	With	(10)	Shared Dispositive Power	-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		5,507,803(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13)	Percent of Class Represented by Amount in Row (11)		40.7%(2)

14)	Type of Reporting Person (See Instructions)		IN

(1) Represents 5,282,803 shares of common stock of GelTech Solutions, Inc. (the "Issuer") owned by the reporting person and 225,000 shares of common stock of the Issuer which the reporting person has the right to purchase pursuant to currently exercisable warrants.  The reporting person also owns warrants to purchase up to 303,303 shares of common stock of the Issuer that are not exercisable within 60 days.

(2) Calculated based on 13,312,737 shares of common stock of the Issuer outstanding as of May 12, 2008 plus 225,000 shares of common stock of the Issuer that the reporting person has the right to purchase pursuant to currently exercisable warrants.

CUSIP No. 368537 106	Page 3 of 5

Note: The reporting person previously filed a statement on Schedule 13G to report ownership of the securities which are the subject of this Schedule 13D.

Item 1.                   Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is Common Stock, $0.001 par value ("Common Stock"), of GelTech Solutions, Inc, a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 1460 Park Lane South, Suite 1, Jupiter, Florida 33458.

Item 2.                   Identity and Background

(a)  This statement is being filed by Michael Lloyd Reger, individually (the "Reporting Person").

(b)  The business address of the Reporting Person is 777 Yamato Road, Suite 300, Boca Raton, Florida 33431.

(c)  The Reporting Person's present principal occupation is a principal of AVM, L.P., a registered broker-dealer, and III Associates, a registered investment adviser, each maintaining its principal business address at 777 Yamato Road, Suite 300, Boca Raton, Florida 33431.

 (d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.                  Source and Amount of Funds or Other Consideration

On May 29, 2007, the Reporting Person purchased from the Issuer 2,250,000 shares of Common Stock and warrants to purchase 225,000 shares of Common Stock at an exercise price of $1.00 per share, for an aggregate purchase price of $1,500,000.  Such warrants (a) became exercisable with respect to 112,500 shares of Common Stock on December 27, 2007, (b) became exercisable with respect to 112,500 shares of Common Stock on May 25, 2008, and (c) have an expiration date of May 25, 2010.

On January 30, 2008, the Reporting Person purchased from the Issuer 3,030,303 shares of Common Stock and warrants to purchase 303,303 shares of Common Stock at an exercise price of $1.25 per share, for an aggregate purchase price of $2,000,000.  Such warrants (a) will become exercisable upon the earlier of (i) the effective date of a registration statement with respect to the public sale of the Common Stock issuable upon exercise of the warrants or (ii) January 21, 2009, and (b) have an expiration date of January 21, 2011.

The source of funds for the foregoing transactions was the Reporting Person's personal funds.

CUSIP No. 368537 106	Page 4 of 5

Item 4.                   Purpose of Transaction

The Reporting Person entered into the transactions described in Item 3 above for investment purposes.

The Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.                   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 5,507,803 shares of Common Stock of the Issuer, which represents 40.7% of the Issuer's outstanding Common Stock based on 13,312,737 shares of Common Stock outstanding as of May 12, 2008 plus 225,000 shares of Common Stock of the Issuer that the Reporting Person has the right to purchase pursuant to currently exercisable warrants.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock described in paragraph (a) above.

(c) Transactions during the past 60 days through July 14, 2008: On July 14, 2008, the Reporting Person purchased 2,500 shares of Common Stock on the open market for $0.95 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                    Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 368537 106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7-15-08	By:	/s/ Michael Reger
(Date)		(Signature)

Michael L. Reger, individually
(Name and Title)